Exhibit 99.1

QIWI Launches SOVEST Multi-Bank Platform

NICOSIA, CYPRUS – October 19, 2018 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”), today announced the launch of SOVEST multi-bank platform. SOVEST and AK Bars Bank, one of the top 20 Russian banks headquartered in Tatarstan, signed a partnership agreement in the course of the Annual Forum of Innovative Financial Technologies Finopolis 2018. Pursuant to this agreement, AK Bars Bank will become the first partner to join SOVEST multi-bank platform.

SOVEST, the first pay-by-installment card project in Russia, was launched by QIWI Group in the end of 2016. Currently, SOVEST has an extensive partner network that includes more than 50 000 locations in online and offline in over 2 300 cities across Russia, a credit portfolio of RUB 5 billion and a distribution network capable of processing over 500 000 applications and issuing over 50 000 cards per month.

Under the multi-banking model, SOVEST will become a technological partner, functioning as an operator of the platform and taking care of client acquisition, card distribution as well as brand development and marketing, while partner banks will be responsible for loan origination, client scoring and collection. Bank partners at the same time will get access to a unique product infrastructure and will be able to offer their clients a new technological financial solution in a pioneering product category as well as an opportunity to efficiently attract new customers and further cross-sell their core products to such customers.

The value proposition for both customers and merchants will remain unchanged. Customers will be able to get an interest free innovative pay-by-instalment SOVEST card with an opportunity to source services in the branches of the partner bank on top of all the perquisites currently available. Merchants will continue to benefit using SOVEST as an efficient tool to increase their turnovers and average checks.

SOVEST plans to start issuing AK Bars cards in October this year with a dedicated loan portfolio of up to RUB 3.5 billion on AK Bars side in the first year of the partnership.

“We have always envisaged SOVEST as a multi-bank platform and we see our agreement with AK Bars Bank, the first partner bank of SOVEST, as one of the milestones in developing and scaling the project and a step towards building up wider QIWI ecosystem,” said Sergey Solonin, CEO of QIWI Group. “We firmly believe that QIWI has a number of competitive advantages including our experience in servicing and contracting merchants, our mastery of working with large numbers of consumers as well as our IT capabilities and creativity. We can leverage our expertise by means of distributing the services we create and run through multi-bank platforms; increasing efficiency by shifting our non-core capabilities to our partners and focusing on what we do best. Earlier this year, we have successfully launched a first at scale multi-bank platform in Russia to develop Tochka, a digital banking service for small and medium businesses, together with Otkritie Bank. Overall we believe that multi-bank platforms are an efficient instrument for extending QIWI ecosystem and even most importantly for disrupting the fin-tech market and providing a broad consumer base with access to the most innovative financial services swiftly.”

“The launch of the multi-bank will gradually transform SOVEST product into a platform and an operator of the installment card product for banks. In 2018 and 2019, QIWI Bank, AK Bars Bank and potentially other partner banks will carry out loan origination with the decreasing proportion of loans originated by Qiwi Bank as we develop our partner bank network and scale the project. Our ultimate goal is to do the entire loan origination through the partner bank network,” added Oleg Ryazhenov-Sims, CEO of SOVEST project.

Zufar Garaev, Chairman of the Management Board of AK Bars Bank commented, “AK Bars Bank is focused on the development of the open digital ecosystem. The Bank is ready to implement financial and nonfinancial solutions in cooperation with partners – leaders of FinTech such as QIWI. We are glad to be the first partner of SOVEST multi-bank platform. We are planning to establish new partnerships with major market players in order to serve our clients with a wider range of services.”

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 20.5 million virtual wallets, over 152,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 83 billion cash and electronic payments monthly connecting over 47 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com